SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________

Commission file number 1-6089

H&R Block Retirement Savings Plan
(Full title of the Plan)

H&R BLOCK, INC.

4400 Main Street
Kansas City, Missouri 64111
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

The H&R Block Retirement Savings Plan
Index

* Prepared in accordance with the filing requirements of ERISA. Other Schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the H&R Block Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the H&R Block Retirement Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the basic financial statements. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Kansas City, Missouri
June 6, 2005

The H&R Block Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	December 31,
	2004	2003
Assets
Investments, at fair value:
H&R Block, Inc. common stock fund	13,391,454	13,627,982
Mutual funds	381,505,908	293,114,266
Common collective trust	40,794,958	37,459,911
Self-directed brokerage accounts	8,634,357	6,721,478
Participant loans	10,932,760	7,242,971

Total investments	455,259,437	358,166,608

Receivables:
Employer contributions	4,726,486	3,854,039
Participant contributions	2,324,970	1,817,045
Dividends	233,847	984,670
Other	10,382	—

Total receivables	7,295,685	6,655,754

Total assets	462,555,122	364,822,362

Liabilities
Accrued expenses	—	65,179

Net assets available for benefits	$462,555,122	$364,757,183

See accompanying notes to financial statements

The H&R Block Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2004

For the Year Ended
December 31, 2004
Additions:
Investment income:
Dividends and interest	$8,294,605
Net appreciation in fair value of investments	36,860,382
Other	117,914

45,272,901

Contributions:
Employer	31,212,595
Participant	53,526,398

84,738,993

Total additions	130,011,894

Deductions:
Distributions to participants	31,791,469
Administrative expenses	422,486

Total deductions	32,213,955

Net increase	97,797,939

Net assets available for benefits
Beginning of year	364,757,183

End of year	$462,555,122

See accompanying notes to financial statements.

The H&R Block Retirement Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

1.	Description of the Plan

General

The H&R Block Retirement Savings Plan (the “Plan”) is a defined contribution plan sponsored by HRB Management, Inc. (the “Company”) for its employees and the employees of certain of its affiliates. The Plan became effective on January 1, 1985 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan provides for selection of an administrative committee, a plan administrator and a trustee by the Board of Directors of the Company. The administrative committee is responsible for the general administration of the Plan and the interpretation of its provisions. The plan administrator is responsible for the reporting and disclosure requirements under ERISA. BNY Western Trust Company is the Plan’s trustee.

The following description provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.

Investment Option Change

Effective July 1, 2003, the Strong Funds, Strong Blue Chip 100 Fund was replaced with the American Funds, Growth Fund of America as an investment option of the Plan. Participant balances remaining in the Strong Blue Chip 100 Fund existing on July 1, 2003 were transferred into the Growth Fund of America.

Eligibility

The timing of an employee’s eligibility for participation in the Plan depends on whether the employee is classified as a nonseasonal employee or seasonal employee. With respect to participant contributions and employer matching contributions: (a) nonseasonal employees are automatically enrolled in the Plan beginning the first day of the month following or coinciding with the date they complete 90 “Days of Service,” as such term is defined in the Plan, and (b) seasonal employees are automatically enrolled in the Plan beginning with the first participation date (January 1 or July 1) following or coinciding with the date they complete a “Year of Service,” as such term is defined in the Plan. With respect to employer profit sharing contributions, both nonseasonal and seasonal employees are eligible to participate beginning the first day of the Plan year that immediately precedes or is coincident with the date the employee completes a “Year of Service.”

Contributions

Participants may make pre-tax contributions from two to fifty percent of their compensation, subject to Internal Revenue Code limitations. The Company may make discretionary matching contributions of up to one hundred percent of a participant’s contributions, not to exceed five percent of the participant’s compensation. All participant and matching contributions are invested at the participant’s direction. The Company may also elect to make discretionary profit sharing contributions, which would

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

be allocated among participant accounts based on the participant’s eligible compensation. For the year ended December 31, 2004, the Company contributed $31,212,595 for the matching contribution. No discretionary profit sharing contributions were made during the year ended December 31, 2004.

Vesting

Participant contributions, and earnings thereon, are fully vested and nonforfeitable at all times. Beginning January 1, 2002 for participants in the Investment Services line of business, and beginning July 1, 2002 for all other participants, employer matching contributions made after such applicable effective date, and earnings thereon, are fully vested and nonforfeitable at all times. All contributions made prior to 2002 are substantially vested.

Forfeitures

Forfeitures for the plan year are used to reduce the administrative expenses of the Plan or to reduce employer matching contributions. For the year ended December 31, 2004 the amount forfeited was $332,329. Forfeitures of $363,483 were used to pay Plan administrative expenses and reduce employer matching contributions during the year ended December 31, 2004. The forfeiture balance of $258,593 as of December 31, 2004, will be used to reduce matching contributions and pay Plan administrative expenses in the future.

Earnings

Earnings are allocated each day to participant accounts based upon the participant’s balance in each investment option as a percentage of the Plan’s balance in the respective investment option.

Loans

Participant loans must be at least $1,000 and are limited to the lesser of $50,000 less the highest outstanding loan balance in the previous 12 months or fifty percent of the participant’s vested account balance. Interest is prime plus one percent. Loans are payable over one to five years except for loans for the purchase of a residence, which may be longer.

Distributions

Generally, distributions may not be made to a participant, or in the case of death, a participant’s beneficiary, until administratively feasible following the earliest of the participant’s death, disability, or severance from employment. Distributions are in the form of a lump sum cash payment.

Termination

Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan and under ERISA.

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

H&R Block, Inc. Common Stock is stated at fair value as determined by the market closing price on the last business day of the plan year. Mutual funds, including those in self-directed brokerage accounts, are stated at fair value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Expenses

All administrative expenses incurred by the Plan are paid by the Plan, except to the extent paid by the Company. To the extent forfeitures are not used to pay administrative expenses of the Plan, such expenses are covered using participant account balances.

Payment of Benefits

Distributions to participants are recorded when they have been paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.	Investments

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

For the Year Ended
December 31,
2004
H&R Block, Inc. common stock fund	$(1,576,338)
Mutual funds, Common Collective Trust, and Self-directed brokerage accounts	38,436,720

$36,860,382

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

The H&R Block, Inc. Common stock fund uses “unit” accounting. As a unitized stock fund, the Common stock Fund holds primarily H&R Block, Inc. common stock and a small percentage of cash and short-term investments, while participants hold units of the fund.

Individual investments that represent five percent or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2004	2003
American Funds Growth Fund	$24,540,716	*
SEI Stable Asset Fund	40,794,958	37,459,911
Dodge & Cox Stock Fund	65,966,876	48,943,789
Vanguard Institutional Index Fund	53,774,543	45,260,287
Vanguard Wellington Fund	129,987,366	105,774,619

*	Less than 5% of Plan’s assets in the applicable year.

4.	Income Tax Status of the Plan

The Plan received its latest determination letter dated November 11, 2003 in which the Internal Revenue Service stated the Plan is in compliance with the applicable requirements of the internal revenue code. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	Related Party Transactions

As of December 31, 2004 and 2003, the Plan’s investment portfolio includes an investment in the Common Stock of H&R Block, Inc., a party-in-interest to the Plan.

The Plan’s recordkeeper, RSM McGladrey (“RSM”), is an affiliate of the Company and was paid $370,474 in administrative fees and reimbursements during the year ended December 31, 2004.

The Plan’s custodian, H&R Block Financial Advisors, Inc., is an affiliate of the Company.

6.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

7.	Other

In 2004, the Company identified possible operational defects in the administration of the Plan while conducting an internal review of the Plan. None of the operational items identified had or will have a material impact on the Plan’s financial statements. On December 21, 2004, the Company requested from the IRS a compliance letter and approval of the correction methods used to fix the operational items. The request was made under the IRS Voluntary Correction Program (VCP), which allows the Company to take corrective measures for the items identified. The Company will take such corrective measures as may be required in connection with the VCP request to maintain the Plan’s qualified tax-exempt status.

The H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

			(e)
(b)	(c)		Current
(a) Identity of Issuer or Borrower	Description of Investment	Shares Held	Value

* H&R Block, Inc. Common	H&R Block, Inc. Common Stock	258,512	$12,667,088
Stock Fund	Cash and other assets, net	724,366	724,366

			13,391,454

Mutual funds:
AIM Family of Funds	AIM Constellation Fund Class A	108,422	2,476,370
AIM Family of Funds	AIM Premier Equity Fund Class A	87,287	862,399
AIM Family of Funds	AIM Technology Fund Class A	32,919	845,682
AIM Family of Funds	AIM Weingarten Fund Class A	22,766	296,862
Columbia Funds	Columbia Small Cap Growth Fund	331,796	8,553,689
Calamos Funds	Calamos Growth Fund	344,859	18,270,649
Dodge & Cox Funds	Dodge & Cox Stock Fund	506,580	65,966,876
American Funds Group	EuroPacific Growth Fund	624,418	22,247,998
Franklin Templeton Investments	Franklin DynaTech Fund A	25,153	613,236
Franklin Templeton Investments	Franklin Small-Mid Cap Fund	45,557	1,556,216
American Funds Group	Growth Fund of America Class A	51,107	1,399,321
American Funds Group	Growth Fund of America Class R5	896,628	24,540,716
American Funds Group	Investment Company of America Fund	31,310	962,787
Lord Abbett Family of Funds	Lord Abbett Mid-Cap Value A Fund	959,054	21,703,384
American Funds Group	New Perspective Fund	31,068	861,216
PIMCO Funds	PIMCO Total Return Fund	1,667,850	17,795,965
ICM Series Trust	ICM Small Company Fund	171,118	6,280,032
Vanguard Group	Vanguard Institutional Index Fund	485,724	53,774,543
Vanguard Group	Vanguard Wellington Fund	4,305,643	129,987,366
American Funds Group	Washington Mutual Fund	73,103	2,250,113
The Reserve Funds	Reserve Primary Institutional Fund	260,488	260,488

			381,505,908

See accompanying report of independent registered accounting firm.

The H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

			(e)
(b)	(c)		Current
(a) Identity of Issuer or Borrower	Description of Investment	Shares Held	Value

Common Collective Trust:
SEI Investments	SEI Stable Asset Fund	40,794,958	40,794,958

Self-directed brokerage accounts			8,634,357

* Plan participants	Participant Loans, Interest range: 3.7% to 10.5%		10,932,760

Total investments			$455,259,437

Column (d) omitted as cost information is not required for participant directed assets.

*     Indicates party-in-interest to the Plan.

See accompanying report of independent registered accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H&R Block Retirement Savings Plan

Date	June 23, 2005	By:	/s/ Melanie K. Coleman

Melanie K. Coleman
Corporate Controller
H&R Block, Inc.